FinTrust Income and Opportunity Fund 485BPOS

Exhibit 99(d)(3)

INTERIM INVESTMENT ADVISORY AGREEMENT

This Interim Investment Advisory Agreement (this “Agreement”) is made and entered into effective as of August 29, 2018 by and between the 360 Funds, a Delaware statutory business trust (the “Trust”), on behalf of its series listed on Exhibit A hereto, a series of shares of the Trust (the “Fund”), and FinTrust Capital Advisors, LLC, a Georgia limited liability company (the “Adviser”).

WHEREAS, the Trust is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”);

WHEREAS, the Trust has designated the Fund as a series of interests in the Trust; and

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and engages in the business of asset management; and

WHEREAS, the Trust desires to retain the Adviser to render certain investment management services to the Fund, and the Adviser is willing to render such services;

NOW, THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.       Obligations of the Investment Adviser.

(a)            Services. The Adviser agrees to perform the following services (the “Services”) for the Trust, with respect to the Fund:

(1)       manage the investment and reinvestment of the assets of the Fund;

(2)       continuously review, supervise, and administer the investment program of the Fund;

(3)       determine, in its discretion, the securities to be purchased, retained or sold (and implement those decisions) with respect to the Fund;

(4)       provide the Trust and the Fund with records concerning the Adviser’s activities under this Agreement which the Trust and the Fund are required to maintain; and

(5)       render regular reports to the Trust’s trustees and officers concerning the Adviser’s discharge of the foregoing responsibilities.

The Adviser shall discharge the foregoing responsibilities subject to the control of the trustees and officers of the Trust and in compliance with (i) such policies as the trustees may from time to time establish; (ii) the Fund’s objectives, policies and limitations as set forth in its prospectus and statement of additional information, as the same may be amended from time to time; and (iii) with all applicable laws and regulations. All Services to be furnished by the Adviser under this Agreement may be furnished through the medium of any directors, officers or employees of the Adviser or through such other parties as the Adviser may determine from time to time.

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(b)          Expenses and Personnel. The Adviser agrees, at its own expense or at the expense of one or more of its affiliates, to render the Services and to provide the office space, furnishings, equipment and personnel as may be reasonably required in the judgment of the trustees and officers of the Trust to perform the Services on the terms and for the compensation provided herein. The Adviser shall authorize and permit any of its officers, directors and employees, who may be elected as trustees or officers of the Trust, to serve in the capacities in which they are elected. Except to the extent expressly assumed by the Adviser herein and except to the extent required by law to be paid by the Adviser, the Trust shall pay all costs and expenses in connection with its operation.

(c)          Books and Records. All books and records prepared and maintained by the Adviser for the Trust and the Fund under this Agreement shall be the property of the Trust and the Fund and, upon request therefor, the Adviser shall surrender to the Trust and the Fund such of the books and records so requested.

2.            Fund Transactions. The Adviser is authorized to select the brokers or dealers that will execute the purchases and sales of portfolio securities for the Fund. With respect to brokerage selection, the Adviser shall seek to obtain the best overall execution for Fund transactions, which is a combination of price, quality of execution and other factors. The Adviser may, in its discretion, purchase and sell portfolio securities from and to brokers and dealers who provide the Adviser with brokerage, research, analysis, advice and similar services, and the Adviser may pay to these brokers and dealers, in return for such services, a higher commission or spread than may be charged by other brokers and dealers, provided that the Adviser determines in good faith that such commission is reasonable in terms either of that particular transaction or of the overall responsibility of the Adviser to the Fund and its other clients and that the total commission paid by the Fund will be reasonable in relation to the benefits to the Fund and its other clients over the long-term. The Adviser will promptly communicate to the officers and the trustees of the Trust such information relating to portfolio transactions as they may reasonably request.

3.            Compensation of the Adviser. The Fund will pay to the Adviser an investment advisory fee (the “Fee”), expressed as an annualized rate, as set forth on Exhibit A. The Fee shall be calculated as of the last business day of each month based upon the average daily net assets of the Fund determined in the manner described in the Fund’s Prospectus and/or Statement of Additional Information.

4.            Status of Investment Adviser. The services of the Adviser to the Trust and the Fund are not to be deemed exclusive, and the Adviser shall be free to render similar services to others so long as its services to the Trust and the Fund are not impaired thereby. The Adviser shall be deemed to be an independent contractor and shall, unless otherwise expressly provided or authorized, have no authority to act for or represent the Trust or the Fund in any way or otherwise be deemed an agent of the Trust or the Fund. Nothing in this Agreement shall limit or restrict the right of any director, officer or employee of the Adviser, who may also be a trustee, officer or employee of the Trust, to engage in any other business or to devote his or her time and attention in part to the management or other aspects of any other business, whether of a similar nature or a dissimilar nature.

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5.            Permissible Interests. Trustees, agents, and stockholders of the Trust are or may be interested in the Adviser (or any successor thereof) as directors, partners, officers or stockholders, or otherwise; and directors, partners, officers, agents and stockholders of the Adviser are or may be interested in the Trust as trustees, stockholders or otherwise; and the Adviser (or any successor) is or may be interested in the Trust as a stockholder or otherwise.

6.            Limits of Liability; Indemnification. The Adviser assumes no responsibility under this Agreement other than to render the services called for hereunder. The Adviser shall not be liable for any error of judgment or for any loss suffered by the Trust or the Fund in connection with the matters to which this Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to receipt of compensation for services (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or a loss resulting from willful misfeasance, bad faith or gross negligence on its part in the performance of, or from reckless disregard by it of its obligations and duties under, this Agreement.

7.            Term. This Agreement shall become effective as of the date executed and shall remain in full force and effect for a period of 150 days unless terminated as follows:

(a)          Either party hereto may, at any time on ten (10) days’ prior written notice to the other, terminate this Agreement, without payment of any penalty. With respect to the Fund, termination may be authorized by action of the Board or by vote of the holders of a majority of the Fund’s outstanding voting securities.

(b)          In the event of termination of this Agreement for any reason, the Adviser shall, immediately upon notice of termination or on such later date as may be specified in such notice, cease all activity on behalf of the Fund and with respect to any of its assets, except as otherwise required by any fiduciary duties of the Adviser under applicable law. In addition, the Adviser shall deliver the Fund Books and Records to the Trust by such means and in accordance with such schedule as the Trust shall direct and shall otherwise cooperate, as reasonably directed by the Trust, in the transition of portfolio asset management to any successor of the Adviser.

8.            Amendments. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the party against which enforcement of the change, waiver, discharge or termination is sought, and no amendment of this Agreement shall be effective until approved by vote of the holders of a majority of the Fund’s outstanding voting securities; provided, however, that this Agreement may be amended by the Trust and the Adviser to add new series to Exhibit A.

9.            Applicable Law. This Agreement shall be construed in accordance with, and governed by, the laws of the State of Delaware.

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10.       Representations, Warranties and Covenants.

(a)       Adviser. The Adviser hereby represents, warrants and covenants to the Trust as follows: (i) the Adviser is a limited liability company duly organized and in good standing under the laws of the State of Georgia and is fully authorized to enter into this Agreement and carry out its duties and obligations hereunder; (ii) the Adviser is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Advisers Act and shall maintain such registration in effect at all times during the term of this Agreement; and (iii) the Adviser has provided the Trust with all material information necessary to approve this Agreement and to prepare the registration statement and other documents for the Fund, that such information is accurate and complete, and the Adviser agrees that it will continue to provide the Trust with such accurate and complete information throughout the term of this Agreement. In addition, the Adviser agrees to promptly provide the Trust with notice, as well as any related documentation reasonably requested by the Trust, upon:

(1)       any material change in the Adviser’s business or financial condition;

(2)       any event or occurrence known to the Adviser that would make information previously provided by the Adviser to the Trust untrue, whether such information was provided in connection with preparation of the Trust’s registration statement or otherwise;

(3)       the Adviser’s receipt of any deficiency letter, comment letter or notice of any investigation from any regulator or other governmental authority to which the Adviser is subject;

(4)       any regulatory or civil lawsuits involving the Adviser alleging breach of fiduciary duty; or

(5)       any final judgments or settlements involving the Adviser and its provision of investment advisory services.

(b)       Trust. The Trust hereby represents, warrants and covenants to the Adviser as follows: (i) the Trust has been duly organized as a business trust under the laws of the State of Delaware and is authorized to enter into this Agreement and carry out its terms; (ii) the Trust is registered as an investment company with the SEC under the 1940 Act; (iii) shares of the Fund are registered for offer and sale to the public under the Securities Act of 1933, as amended; and (iv) such registrations will be kept in effect during the term of this Agreement.

11.       Structure of Agreement. The Trust is entering into this Agreement solely on behalf of the Fund set forth on Exhibit A, and (a) no breach of any term of this Agreement with respect to the Fund shall create a right or obligation with respect to any series of the Trust other than the Fund; (b) under no circumstances shall the Adviser have the right to set off claims relating to the Fund by applying property of any other series of the Trust; and (c) the business and contractual relationships created by this Agreement, consideration for entering into this Agreement, and the consequences of such relationship and consideration relate solely to the Trust and the Fund.

12.       Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and the year first written above.

360 FUNDS	FINTRUST CAPITAL ADVISORS, LLC

/s/ Randall K. Linscott	/s/ Allen R. Gillespie
By: Randall K. Linscott	By: Allen R. Gillespie
Title: President	Title: Managing Partner

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EXHIBIT A

Name of Fund	Annualized Fee

FinTrust Income and Opportunity Fund (formerly, HedgeRow Income and Opportunity Fund)	1.25% of average daily net assets

The compensation earned under this Agreement will be held in an interest-bearing escrow account with the Fund’s custodian or another bank deemed acceptable by the Trustees. If a majority of the Fund’s outstanding voting securities approve a contract with the Adviser by the end of the term of this Agreement, the amount in the escrow account (including interest earned) will be paid to the Adviser, and if a majority of the Fund’s outstanding voting securities do not approve a contract with the Adviser by the end of the term of this Agreement, the Adviser will be paid, out of the escrow account, the lesser of:

(i)	any costs incurred in performing the Agreement (plus interest earned on that amount while in escrow); or

(ii)	the total amount in the escrow account (plus interest earned).

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